Delisting Determination, The Nasdaq Stock Market, LLC, April 12, 2023, Sorrento Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Sorrento Therapeutics, Inc., effective at the opening of the trading session on April 24, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on February 13, 2023. On February 21, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. Following the Company request to withdraw its appeal, the matter was closed on March 29, 2023. The Company securities had been suspended since February 23, 2023. The Staff determination to delist the Company securities became final on February 23, 2023.